Vx 3-3-04

Act 2/24/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response.	12.00

04002215

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waxman Securities, Inc.

RECD S.E.C.
FEB 2 8 2004

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

631 Knollwood Drive
(No. and Street)

West Hempstead	**New York**	**11552**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Waxman **(516) 489-1540**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alan Ritter, CPA
(Name – *if individual, state last, first, middle name*)

25 Smith Street, Suite 405	**Nanuet**	**New York**	**10954**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Waxman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waxman Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAXMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

WAXMAN SECURITIES, INC.

DECEMBER 31, 2003

INDEX

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - New York, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Waxman Securities, Inc.

We have audited the accompanying statement of financial condition of Waxman Securities Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Waxman Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Alan Ritter, CPA

Alan Ritter
Certified Public Accountant
Nanuet, New York
January 30, 2004

WAXMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash and cash equivalents	$	91,665
Securities long @ market		21,735
Commissions receivable		1,078
Deposits receivable		600
TOTAL ASSETS	$	115,078
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses and accounts payable	$	4,669
Total Liabilities		4,669
Commitments and contingent liabilities (Note 6)		
Stockholders' equity		
Common stock, without par value, 100 shares, issued and outstanding 100 shares		10,000
Paid-in-capital		73,000
Retained earnings		27,409
Total Stockholders' Equity		110,409
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	115,078

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Waxman Securities, Inc. (an S corporation) was incorporated in the State of New York in 1986. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on an accelerated basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- CASH AND CASH EQUIVALENTS

Cash at December 31, 2003 included the following:

Cash in bank	$	190
Alliance money market fund		76,449
Bank money market fund		15,026
	$	91,665

NOTE 4- PROVISION FOR STATE AND LOCAL TAXES:

The Company elected "S corporation" status with the Internal Revenue Service commencing in 1986. The stockholders include the "S corporation" income or loss on their individual tax returns, and accordingly, no income taxes or benefits are provided in the financial statements during the period of "S corporation" status.

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform net capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $105,020 which was $100,020 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

NOTE 6- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2003, consist of the following:

		Receivable
Deposit with clearing broker	$	76,449
Commissions receivable		1,078
	$	77,527

NOTE 7- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.